By EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

April 30, 2020

Ladies and Gentlemen

Republic of South Africa

Registration Statement under Schedule B

Filed March 20, 2020

File No. 333-237299

On behalf of the Republic of South Africa, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on May 1, 2020, or as soon as practicable thereafter.

If you have any questions, or require any further information, please contact Sachin Davé at Allen & Overy LLP on +44 203 088 3187.

Sincerely,

/s/ Siyabonga Shange
Siyabonga Shange
Attorney-in-fact for
TT Mboweni
Minister of Finance
Republic of South Africa

Copy	Sachin Davé
Allen & Overy LLP

Ms. Yoliswa Mvebe
Chargé d’Affaires of the Republic of South Africa to the United States of America
Embassy of the Republic of South Africa

Tom Kluck
Special Counsel, Office of International Corporation Finance
U.S. Securities and Exchange Commission